UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

TD Ameritrade Holding Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
87236Y 10 8
(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222

Copy to:
Ellen Patterson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87236Y 10 8

1	NAMES OF REPORTING PERSONS The Toronto-Dominion Bank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		247,622,501*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		247,622,501*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,622,501*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.16%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
* As described in the Statement (as defined below), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Proxy Statement for Annual Meeting of Stockholders on Schedule 14A of the Issuer filed on January 7, 2011, the Form 4 filed by J. Joe Ricketts on January 7, 2011, the Form 4 filed by J. Joe Ricketts on January 18, 2011, the Form 4 filed by J. Joe Ricketts on January 24, 2011, the Form 4 filed by J. Joe Ricketts on February 17, 2011 and the Form 4 filed by Marlene M. Ricketts on January 24, 2011, the Ricketts Parties for whom ownership information is publicly available beneficially owned, in the aggregate, 83,335,203 shares of Issuer Common Stock (as defined herein), representing approximately 14.52% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of January 27, 2011 as reported by the Issuer). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), with respect to TD Ameritrade.
(1) Based on 573,769,164 shares of Issuer Common Stock outstanding as of January 27, 2011 as reported by the Issuer in its quarterly report on Form 10-Q filed on February 4, 2011.

CUSIP No.	87236Y 10 8

1	NAMES OF REPORTING PERSONS TD Luxembourg International Holdings S.a.r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		247,622,501*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		247,622,501*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,622,501*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.16%*(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* As described in the Statement (as defined below), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Proxy Statement for Annual Meeting of Stockholders on Schedule 14A of the Issuer filed on January 7, 2011, the Form 4 filed by J. Joe Ricketts on January 7, 2011, the Form 4 filed by J. Joe Ricketts on January 18, 2011, the Form 4 filed by J. Joe Ricketts on January 24, 2011, the Form 4 filed by J. Joe Ricketts on February 17, 2011 and the Form 4 filed by Marlene M. Ricketts on January 24, 2011, the Ricketts Parties for whom ownership information is publicly available beneficially owned, in the aggregate, 83,335,203 shares of Issuer Common Stock (as defined herein), representing approximately 14.52% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of January 27, 2011 as reported by the Issuer). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), with respect to TD Ameritrade.
(1) Based on 573,769,164 shares of Issuer Common Stock outstanding as of January 27, 2011 as reported by the Issuer in its quarterly report on Form 10-Q filed on February 4, 2011.

Item 1:	Security and Issuer
This Amendment No. 12 hereby amends and supplements the statement of beneficial ownership on Schedule 13D relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006, Amendment No. 2 thereto filed on April 14, 2006, Amendment No. 3 thereto filed on May 5, 2006, Amendment No. 4 thereto filed on May 11, 2006, Amendment No. 5 thereto filed on May 19, 2006, Amendment No. 6 thereto filed on May 26, 2006, Amendment No. 7 thereto filed on September 14, 2006, Amendment No. 8 thereto filed on February 5, 2009, Amendment No. 9 thereto filed on August 13, 2010, Amendment No. 10 thereto filed on January 20, 2011 and Amendment No. 11 thereto filed on February 10, 2011 (as amended, and as it may be further amended from time to time, this “Statement”), by the Reporting Persons (as defined in Item 2 hereof) with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 12 shall have the respective meanings herein as are ascribed to such terms in the Statement.

Item 2:	Identity and Background
Item 2 of the Statement is hereby amended and restated in its entirety (other than with respect to Schedule I to the Statement, which is amended and supplemented as provided for in this Amendment No. 12) as follows:
This Statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank (“TD”) and TD Luxembourg International Holdings S.a.r.l., a private limited liability company existing under the laws of Luxembourg and a wholly-owned subsidiary of TD (“TD LIH” and together with TD, the “TD Entities” or the “Reporting Persons”). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. The principal executive office of TD is located at Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K IA2 and the principal executive office of TD LIH is located at 46A, Avenue John F. Kennedy, L-2951 Luxembourg, Grand-Duchy of Luxembourg.
The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of the TD Entities and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.
During the last five years, none of the TD Entities or, to the knowledge of the TD Entities, any of their respective executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 5:
Item 5(a), (b) and (c) of the Statement is hereby amended and supplemented by the following:
(a) and (b). As of February 23, 2011, TD LIH is the record and beneficial owner of 247,622,501 shares of Issuer Common Stock, representing approximately 43.16% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of January 27, 2011 as reported by the Issuer). TD controls TD LIH and accordingly beneficially owns the shares of Issuer Common Stock held by such entity.
Except for Mr. Clark, Mr. Bragg and Mr. Prezzano, as of February 22, 2011, none of the individuals listed on Schedule I beneficially owned any shares of Issuer Common Stock. As of February 22, 2011, Mr. Clark beneficially owned 6,000 shares of Issuer Common Stock; Mr. Bragg beneficially owned 113,000 shares of Issuer Common Stock; and Mr. Prezzano beneficially owned 72,396 shares of Issuer Common Stock.

Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Proxy Statement for Annual Meeting of Stockholders on Schedule 14A of the Issuer filed on January 7, 2011, the Form 4 filed by J. Joe Ricketts on January 7, 2011, the Form 4 filed by J. Joe Ricketts on January 18, 2011, the Form 4 filed by J. Joe Ricketts on January 24, 2011, the Form 4 filed by J. Joe Ricketts on February 17, 2011 and the Form 4 filed by Marlene M. Ricketts on January 24, 2011, the Ricketts Parties for whom ownership information is publicly available beneficially owned, in the aggregate, 83,335,203 shares of Issuer Common Stock, representing approximately 14.52% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of January 27, 2011 as reported by the Issuer). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act “), with respect to the Issuer.
All information contained in the Statement relating to the Ricketts Parties is based on information provided in, and solely with respect to the Ricketts Parties for whom ownership information is reported in, the Proxy Statement for Annual Meeting of Stockholders on Schedule 14A of the Issuer filed on January 7, 2011, the Form 4 filed by J. Joe Ricketts on January 7, 2011, the Form 4 filed by J. Joe Ricketts on January 18, 2011, the Form 4 filed by J. Joe Ricketts on January 24, 2011, the Form 4 filed by J. Joe Ricketts on February 17, 2011 and the Form 4 filed by Marlene M. Ricketts on January 24, 2011. While the TD Entities have no reason to believe that such information is inaccurate or incomplete, the TD Entities do not assume any responsibility for the accuracy or completeness of such information.
(c) Except for the sales by TD LIH and the acquisition by Mr. Prezzano as described below, none of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals named in Schedule I hereto, has engaged in any transaction in shares of Issuer Common Stock since the TD Entities’ most recent filing on Schedule 13D on February 10, 2011.
Since the date of such filing and through February 23, 2011, TD LIH sold, pursuant to a sales plan entered into on January 20, 2011, as previously described in Item 4 of this Statement, the following shares of Issuer Common Stock:

Date of Sale	Number of Shares Sold	Weighted Average Price Per Share
02/10/2011	347,761	$20.7654
02/11/2011	377,269	$20.9580
02/14/2011	259,392	$21.0206
02/15/2011	831,490	$21.3292
02/16/2011	397,122	$21.2530
02/17/2011	430,126	$21.2685
02/18/2011	7,175,350	$21.0137
02/22/2011	366,098	$21.2020
02/23/2011	530,688	$20.9646
On February 17, 2011, Mr. Prezzano acquired 121 shares of Issuer Common Stock from the Issuer as a result of a dividend equivalent adjustment in respect of his restricted stock units.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 24, 2011

THE TORONTO-DOMINION BANK

By:	/s/ Christopher A. Montague

Name:	Christopher A. Montague
Title:	Executive Vice President and General Counsel

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.A.R.L.

By:	/s/ Nicholas Horlait

Name:	Nicholas Horlait
Title:	Board Manager

SCHEDULE I
INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS
OF THE TD ENTITIES
Schedule I to the Schedule 13D Filing is hereby amended and restated as follows:

Name	Present Principal Occupation or Employment and Address

THE TORONTO-DOMINION BANK

DIRECTORS

William E. Bennett	Corporate Director and former President and Chief
(US Citizen)	Executive officer, Draper & Kramer, Inc.
55 West Monroe Street
Suite 2530
Chicago, Illinois 60603-5008

Hugh J. Bolton	Chair of the Board
(Canadian Citizen)	EPCOR Utilities Inc.
EPCOR Centre
1800-10065 Jasper Avenue. NW
Edmonton, Alberta
T5J 3B1

John L. Bragg	Chairman, President & Co-Chief Executive Officer
(Canadian Citizen)	Oxford Frozen Foods Limited
4881 Main St.
P.O. Box 220
Oxford, N.S.
B0M 1P0

Amy W. Brinkley	Consultant, AWB Consulting, LLC
(US Citizen)	2225 Sharon Lane
Charlotte, North Carolina 28211

W. Edmund Clark	Group President and Chief Executive Officer
(Canadian Citizen)	The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
66 Wellington Street West, 4th Floor, TD Bank Tower
Toronto, Ontario
M5K 1A2

Wendy K. Dobson	Professor and Co-Director
(Canadian Citizen)	Institute for International Business
Joseph L. Rotman School of Management
University of Toronto
105 St. George Street
Toronto, Ontario
M5S 3E6

Name	Present Principal Occupation or Employment and Address

Henry H. Ketcham	Chairman, President and Chief Executive Officer
(US and Canadian Citizen)	West Fraser Timber Co. Ltd.
Suite 501 — 858 Beatty Street
Vancouver, BC
V6B 1C1

Pierre H. Lessard	Executive Chairman of the Board
(Canadian Citizen)	METRO INC.
1002 Sherbrooke St. West
Suite 2200
Montreal, Quebec
H3A 3L6

Brian M. Levitt	Chairman of the Board
(Canadian Citizen)	The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
66 Wellington Street West, 4th Floor
Toronto, Ontario
M5K 1A2

Harold H. MacKay	Counsel
(Canadian Citizen)	MacPherson Leslie & Tyerman LLP
1500 — 1874 Scarth St.
Regina, Saskatchewan
S4P 4E9

Irene R. Miller	Chief Executive Officer
(US and Canadian Citizen)	Akim, Inc.
186 Riverside Drive #10E
New York, NY 10024

Nadir H. Mohamed	President and Chief Executive Officer
(Canadian Citizen)	Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

Wilbur J. Prezzano	Corporate Director and retired Vice Chairman
(US Citizen)	Eastman Kodak Company
28 Murray Blvd.
Charleston, South Carolina 29401-2350

Helen K. Sinclair	Chief Executive Officer
(Canadian Citizen)	BankWorks Trading Inc.
20 Adelaide Street East, Suite 400
Toronto, ON
M5C 2T6

Name	Present Principal Occupation or Employment and Address

Carole S. Taylor	Corporate Director
(Canadian Citizen)	#5103 — 1128 West Georgia Street
Vancouver, BC
V6E 0A8

John M. Thompson	Corporate Director
(Canadian Citizen)	20 Hedgewood Road
Toronto, Ontario
M2L 1L5

EXECUTIVE OFFICERS

Riaz Ahmed (Canadian Citizen)	Group Head, Corporate Development, Enterprise Strategy and Treasury Corporate Office, TD Bank Group

Mark Russell Chauvin (Canadian Citizen)	Group Head and Chief Risk Officer, Risk Management, Corporate Office, TD Bank Group

William Edmund Clark (Canadian Citizen)	Group President and Chief Executive Officer, TD Bank Group

Theresa Lynn Currie (Canadian and U.S. Citizen)	Group Head, Marketing, Corporate and People Strategies, Corporate Office, TD Bank Group

Robert Edward Dorrance (Canadian Citizen)	Group Head, Wholesale Banking, TD Bank Group and Chairman, Chief Executive Officer & President, TD Securities

Timothy David Hockey (Canadian Citizen)	Group Head, Canadian Banking and Insurance, TD Bank Group and President and Chief Executive Officer, TD Canada Trust

Colleen Mary Johnston (Canadian Citizen)	Group Head, Finance and Chief Financial Officer, Corporate Office, TD Bank Group

Bharat Bhagwanji Masrani (Canadian and British Citizen)	Group Head, U.S. Personal and Commercial Banking, TD Bank Group and President and Chief Executive Officer, TD Bank, N.A.

Francis Joseph McKenna (Canadian Citizen)	Deputy Chair, TD Bank Group

Michael Bo Pedersen (Canadian Citizen)	Group Head, Wealth Management, Direct Channels, and Corporate Shared Services, TD Bank Group

Name	Present Principal Occupation or Employment and Address

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.A.R.L.

DIRECTORS

Nicolas Horlait	Board Manager
(Belgian Citizen)	TD Luxembourg International Holdings S.a.r.l.
46A Avenue JF Kennedy
L-2958 Luxembourg

Yves Sawaya	Board Manager
(Canadian and French Citizen)	TD Luxembourg International Holdings S.a.r.l.
46A Avenue JF Kennedy
L-2958 Luxembourg

Dave Sparvell	Board Manager
(British Citizen)	TD Luxembourg International Holdings S.a.r.l.
46A Avenue JF Kennedy
L-2958 Luxembourg